H&A Entertainment dba The Brixton (Union)
Profit and Loss
January - December 2022

		Total
Income		1,849,053.27
Cost of Goods Sold		353,254.47
Gross Profit	$	**1,495,798.80**
Expenses		
7000 - Payroll Expenses		564,512.16
7200 - Employee Benefits		57,943.52
7300 - Insurance Expense		36,174.14
7400 - Operating Expenses		329,650.21
7600 - Promo & Marketing		111,707.07
7700 - Utilities		93,991.39
7800 - General & Administrative		98,454.56
7850 - Professional Fees		40,682.78
7900 - Repairs and Maintenance		45,120.77
8050 - Travel & Entertainment		1,279.58
Total Expenses	$	**1,379,516.18**
Net Operating Income	$	**116,282.62**
Other Expenses		
Amortization		19,764.00
Depreciation		39,851.00
Total Other Expenses	$	**59,615.00**
Net Income	$	**56,667.62**

H&A Entertainment dba The Brixton (Union)
Balance Sheet
As of December 31, 2022

ASSETS		
Current Assets		
Bank Accounts		304,660.17
Other Current Assets		
1300 - Food Inventory		2,048.26
1349 - Beverage Inventory		25,039.35
Keg Deposits		260.00
Other Current Assets		119,898.21
Prepaid Expenses		57,793.94
Total Other Current Assets	$	**205,039.76**
Total Current Assets	$	**509,699.93**
Fixed Assets		
Accumulated Depreciation		-918,877.00
Buildout - 5 Years		261,461.11
Furniture and Equipment - 3 Years		427,264.40
Leasehold Improvements		199,693.83
Original Cost		75,000.00
Total Fixed Assets	$	**44,542.34**
Other Assets		
Intangible Assets		60,536.00
Security Deposit		33,473.00
Total Other Assets	$	**94,009.00**
TOTAL ASSETS	$	**648,251.27**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		209,462.83
Other Current Liabilities		
2210 - Sales Tax Payable		16,001.03
2220 - Customer Deposits		6.00
2230 - Gift Certificate		6,775.67
Loans Payable		20,200.00
Owners Loan Payable		11,008.89
Payroll Checks Outstanding		1,461.49
Total Other Current Liabilities	$	**55,453.08**
Total Current Liabilities	$	**264,915.91**
Long-Term Liabilities		
Economic Injury Disaster Loan		150,000.00
Total Long-Term Liabilities	$	**150,000.00**
Total Liabilities	$	**414,915.91**
Equity		
Owner's Equity		-1,511,121.47
Retained Earnings		1,687,789.21
Net Income		56,667.62
Total Equity	$	**233,335.36**
TOTAL LIABILITIES AND EQUITY	$	**648,251.27**

H&A Entertainment dba The Brixton (Union)
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		56,667.62
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1349 - Beverage Inventory		2,094.70
Keg Deposits		-140.00
Other Current Assets		-19,281.16
Prepaid Expenses		-31,672.63
2000 - Accounts Payable		71,367.90
2210 - Sales Tax Payable		3,843.03
2220 - Customer Deposits		6.00
2230 - Gift Certificate		3,461.19
Loans Payable		-46,246.10
Owners Loan Payable		-67,200.00
Payroll Checks Outstanding		1,461.49
Payroll Liabilities		-166,757.13
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	249,062.71
Net cash provided by operating activities	-$	192,395.09
INVESTING ACTIVITIES		
Accumulated Depreciation		39,851.00
Furniture and Equipment - 3 Years		-5,039.10
Leasehold Improvements		-24,425.00
Intangible Assets:Accumulated Amortization		19,764.00
Net cash provided by investing activities	$	30,150.90
FINANCING ACTIVITIES		
Restaurant Revitalization Fund Grant		-116,175.91
Owner's Equity		-951,471.54
Net cash provided by financing activities	-$	1,067,647.45
Net cash increase for period	-$	1,229,891.64
Cash at beginning of period		1,534,551.81
Cash at end of period	$	304,660.17